EXHIBIT 12.1
                            AMERICAN EXPRESS COMPANY

          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Dollars in millions)



                                            Years Ended December 31,
                                 --------------------------------------------
                                 1993      1992      1991      1990      1989
                                 ----      ----      ----      ----      ----

 Earnings:
   Pretax income from
     continuing operations     $2,326    $  896    $  622    $1,578    $1,423
   Interest expense             1,783     2,171     2,761     3,160     3,229
   Other adjustments               88       196       142       209       103
                                -----     -----     -----     -----     -----

 Total earnings (a)            $4,197    $3,263    $3,525    $4,947    $4,755
                                -----     -----     -----     -----     -----

 Fixed charges:
   Interest expense            $1,783    $2,171    $2,761    $3,160    $3,229
   Other adjustments              130       154       147       143       117
                                -----     -----     -----     -----     -----
 Total fixed charges (b)       $1,913    $2,325    $2,908    $3,303    $3,346
                                =====     =====     =====     =====     =====

 Ratio of earnings to
   fixed charges (a/b)           2.19      1.40      1.21      1.50      1.42




    For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

    For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

    In January 1994, the Company announced plans to spin-off Lehman Brothers through a special dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, for 1993 FDC is reported as an equity investment in the above computation.